Exhibit 99.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference into the Registration Statement on Form F-10 (No. 333-215009) of Sandstorm Gold Ltd. (the Company) of our report dated February 21, 2017, relating to the 2016 consolidated financial statements and the effectiveness of internal control over financial reporting which appears in Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on February 21, 2017.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 21, 2017